Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated May 7, 2010 relating to the consolidated financial statements and the related financial statement schedule of CNinsure Inc., its subsidiaries and variable interest entities (collectively the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminibi amounts into U.S. dollar amounts for the convenience of the readers) and the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of the Group for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
July 7, 2010